EXHIBIT 99.1

Extension of lock-up period in Gilead-Galapagos collaboration agreement

Mechelen, Belgium; 08 April 2021; 22.01 CET; Galapagos (Euronext & Nasdaq; GLPG) announced today that Gilead and Galapagos signed an amendment to the share subscription agreement closed in 2019, extending the full lock-up of Gilead’s current shareholding in Galapagos to 2024.

In August 2019, Gilead and Galapagos entered into a 10-year global transformative research and development collaboration, giving Gilead access to Galapagos’ innovative portfolio of compounds and drug discovery platform. As part of the transaction, Gilead made a $1.1B equity investment, increasing Gilead’s stake in Galapagos from approximately 12.3% to 22% of the issued and outstanding shares in Galapagos. In addition, Galapagos issued two warrants, allowing Gilead to further increase its ownership of Galapagos to up to 29.9% of the company’s issued and outstanding shares. Through the exercise of a first warrant, Gilead’s shareholding further increased to 25.1%. The most recent transparency notice received by Galapagos from Gilead indicates a 25.5% ownership position.

The amendment announced today stipulates that the full lock-up is extended: Gilead is now committed to a full lock-up of 5 years, retaining all of its 16,707,477 shares (currently 25.5%) until 22 August 2024. Previously, there was a full lock-up of 2 years, followed by a 3-year period during which the company would have held a minimum of 20% of outstanding shares. The lock-up restrictions are subject to certain exceptions as provided in the share subscription agreement.

Commenting on the amendment, Gilead CFO Andrew Dickinson said, “We remain strongly committed to our long-term collaboration. We continue to see significant value in Galapagos’ unique target discovery approach, and we support Galapagos, as the company works to deliver on this potential.”

Bart Filius, COO and President of Galapagos, added, “The amendment announced today highlights Gilead’s commitment and support for our 10-year collaboration. We greatly benefit from Gilead’s scientific, developmental, and commercial know-how, and we look forward to continuing to work together as we push novel modes of action drugs forward, with the shared goal to help patients worldwide.”

About the Gilead-Galapagos collaborations

In August 2019, Galapagos and Gilead entered into a 10-year global transformative research and development collaboration. Through this agreement, Gilead gained access to an innovative portfolio of compounds and a proven drug discovery platform. Gilead received an exclusive product license and option rights to develop and commercialize all current and future programs in all countries outside Europe.

Gilead and Galapagos also have a collaboration for the development and commercialization of filgotinib, originally signed in 2015, with a new agreement announced in December 2020. Through a phased transition including the transfer of filgotinib’s marketing authorization to Galapagos, the majority of activities supporting filgotinib in Europe are expected to be assumed by Galapagos by the end of 2021. Under the new operating model, Gilead retains commercial rights and remains marketing authorization holder for filgotinib outside of Europe, including in Japan.

Gilead and Galapagos continue to investigate the potential for filgotinib to support patients living with Inflammatory Bowel Disease (IBD). Gilead will retain operational responsibility for the current trials in Crohn’s disease while Galapagos will assume operational responsibility for ongoing trials in ulcerative colitis (UC).  Filgotinib in UC has been filed in Europe and a global Phase 3 program is ongoing in Crohn’s Disease. More information about clinical trials can be accessed at www.clinicaltrials.gov.

About Galapagos
Galapagos NV discovers and develops small molecule medicines with novel modes of action, several of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

Contacts

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Senior Director Investor Relations
+32 485 19 14 15
 ir@glpg.com

Media:
Carmen Vroonen
Global Head Communications & Public Affairs
+32 473 824 874

Kyra Obolensky
Senior Director Corporate Communications
+32 491 92 64 35

communications@glpg.com

Galapagos Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that Gilead and Galapagos may not be able to successfully implement the transaction and transfer of European rights and activities related to filgotinib on the anticipated timeline or at all, inherent risks associated with clinical trial and product development activities, competitive developments, and regulatory approval requirements, the timing or likelihood of regulatory authorities’ approval of marketing authorization for filgotinib for UC, Crohn’s, or other indications, including the risk of such regulatory authorities requiring additional studies, as well as those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2020 and our subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.